                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                        (Amendment No. ____________)/1/




                              TRANSIT GROUP, INC.
                              -------------------
                               (Name of Issuer)



                                 COMMON STOCK
                        ------------------------------
                        (Title of Class of Securities)



                                  893691 10 5
                                --------------
                                (CUSIP Number)



                                 Wayne Nellums
                                   Suite 22
                               8923 Western Way
                          Jacksonville, Florida 32256
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)




                                August 29, 1997
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



                             [Page 1 of 5 pages.]


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP NO. 893691 10 5                                        Page 2 of 5 pages.
          -----------

     ---------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Barbara B. Fulmer                      Social Security Number: ###-##-####
     ---------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                 (a)  [ ]
                                 (b)  [X]
     ---------------------------------------------------------------------------
3.   SEC USE ONLY



     ---------------------------------------------------------------------------
4.   SOURCE OF FUNDS

                                 SC

     ---------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e). [ ]


     ---------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Florida, U.S.A.

     ---------------------------------------------------------------------------

                      7.  SOLE VOTING POWER
                          1,459,755
                          ---------
NUMBER OF SHARES
BENEFICIALLY          8.  SHARED VOTING POWER
OWNED BY                  0
EACH                      -
REPORTING
PERSON WITH           9.  SOLE DISPOSITIVE POWER
                          1,459,755
                          ---------

                      10. SHARED DISPOSITIVE POWER
                          0
                          -
     ---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,459,755

     ---------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.7%

- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

                     IN

- --------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.  (a)  Name of Issuer:  Transit Group, Inc.

         (b)  Address of Issuer's Principal Executive Offices:

              Suite 22
              8923 Western Way
              Jacksonville, Florida 32256


Item 2.  (a)  Name of Person Filing:

              Barbara B. Fulmer


         (b)  Address of Principal Business Office:

              8971 Charleston Park
              Orlando, Florida 32819


         (c) The filing person is the Treasurer of Carroll Fulmer & Co., Inc., 8971 Charleston Park, Orlando, Florida 32819.


         (d) The person filing has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


         (e) The person filing has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.


         (f)  Florida, U.S.A.


Item 3.  Source and Amount of Funds or Other Consideration:

         The consideration was the exchange of common stock of Carroll Fulmer & Co., Inc. for common stock of the Issuer.


Item 4.  Purpose of Transaction:

         The purpose of the transaction was to effect the merger of Carroll Fulmer & Co., Inc. with a subsidiary of the Issuer.


Item 5.  Interests in Securities of the Issuer

         (a)  Amount Beneficially Owned:                         1,459,755

         (b)  Percent of Class                                   7.7%

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote     1,459,755
              (ii)  shared power to vote or to direct the vote   0
              (iii) sole power to dispose or to direct
                    the disposition of                           1,459,755
              (iv)  shared power to dispose or to direct
                    the disposition of                           0

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                                 N/A

Item 7.  Material to be Filed as Exhibits.

                                 N/A



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 4, 1997                /s/ BARBARA B. FULMER
                                       ---------------------------------------
                                       BARBARA B. FULMER